UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 3, 2006

BHP Billiton Plc
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

3 January 2006
To:	Australian Stock Exchange	cc:	New York Stock Exchange
Swiss Stock Exchange
JSE Securities Exchange SA
	London Stock Exchange		Deutsche Bank UBS Zurich

Appointment of Mr Christopher J Lynch as Director

Further to the announcement on 8 December 2005 advising of the appointment of Mr Christopher Lynch as an Executive Director of BHP Billiton Limited and BHP Billiton Plc effective 1 January 2006, we advise details of Mr Lynch's interests in BHP Billiton Limited shares below:

Initial Notification of Interests of Directors and Connected Persons

(Australian Stock Exchange Listing Rules Appendix 3X)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Stock Exchange (ASX) Listing Rules, the Listing Rules and Disclosure Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the Group's Securities Dealing Code.
Name of director	Mr Christopher J Lynch
Date of appointment	1 January 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities 80 679 ordinary BHP Billiton Limited shares

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Name of holder & nature of interest N/A	Number & class of securities Nil

Part 3 - Director's interests in contracts
Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	Nil

Part 4 - Director's interests in options or other rights granted by the entities
Total number of securities over which options or other rights are held at the date of this notice

         142 195        111 671 vested Performance
                             Rights to 142 195 ordinary shares
                             of BHP Billiton Limited

         117 117        vested Group Incentive Scheme
                             (GIS) Performance Shares
                             (ordinary shares of BHP Billiton
                             Limited)

           61 010        maximum number of GIS
                             Performance Shares (ordinary
                             shares of BHP Billiton Limited)

           61 010        vested GIS Deferred Shares
                             (ordinary shares of BHP Billiton
                             Limited)

           99 578        maximum number of GIS Deferred
                             Shares (ordinary shares of BHP
                             Billiton Limited)

         450 000        maximum number of Performance
                             Shares (ordinary shares of BHP
                             Billiton Limited) under the Long
                             Term Incentive Plan (LTIP)

          ----------

  930 910        Total

Any additional information	-

Part 5 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Mr S A Butcher - BHP Billiton Limited Ms E A Hobley - BHP Billiton Plc BHP Billiton Plc
Contact details	Mr S A Butcher Tel: +61 3 9609 3323 Fax: +61 3 9609 4372 Ms E A Hobley Tel: + 44 207 802 4054 Fax: +44 207 802 3054

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 3 January 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary